

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Gregory H. Sachs, Executive Chairman
SCG Financial Acquisition Corp.
500 North Central Expressway
Suite 175
Plano, TX 75074

> **Re: SCG Financial Acquisition Corp.**
> **Registration Statements on Form S-1**
> **Filed May 7, 2013**
> **File Nos. 333-188413 and 333-188414**

Dear Mr. Sachs:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form S-1 (No. 333-188413)

General

1.   Please update the financial statements for SCG Financial Acquisition Corp. and Reach Media Group in accordance with Rule 3-12 of Regulation S-X. In addition, please update your unaudited condensed combined pro forma financial information pursuant to Article 11-02(c) of Regulation S-X. This comment also applies to your Form S-1 (No. 333-188414).

Cover Page

2.   As this appears to be a firm commitment offering, revise the cover page to briefly describe the underwriting arrangements. Refer to Item 501(b)(8) of Regulation S-K.

Also, include the names of the lead underwriters on the cover page. Be advised that we may defer review of any amendment that does not name the lead underwriters.

Undertakings

3.   We note that you have provided the Rule 415 undertakings although this appears to be a firm commitment underwritten offering. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino for

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Ameer Ahmad, Esq.
        Greenberg Traurig LLP